1. Q. Name and Address of Reporting Person

     A. Dean W. Rowell and Trachyte Oil Company

2. Q. Issuer Name and Ticker or Trading Symbol

     A. Standard Energy Corporation "STDE"

3.  Q. Social Security Number

     A. (Voluntary)

4.  Q. Statement for Month

     A. April, 2001

5.  Q. Amendment

     A. N/A

6.  Q. Relationship of Reporting Person

     A. Officer, Director, President, CEO & 10% Owner

7.  Q. Individual or Joint Filing

     A. Form filed by More than One Reporting Person

8.  Q. Title of Security    Transaction Date Transaction Code

     A.  Common             4/4/01                S
         Common             4/6/01                S
         Common             4/9/01                S
         Common             4/9/01                S
         Common             4/23/01               J

         Amount          Acquired or Disposed     Price
         45,000               D                   $.180 p/s
         44,000               D                   $.185 p/s
         50,000               D                   $.209 p/s
         75,000               D                   $.190 p/s
        300,000               D                   $.010 p/s


J=Private transaction of investment and restricted shares to an unrelated third party.

          Amount of Securities Beneficially Owned at end of Month
                    51,037,281

          Ownership Forum

               Direct